

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


FEB 28 2002

For the month of February, 2002

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: February 26, 2002

By: [signature]
Mark F. Whitley – General Counsel and Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED

QUALITY ALWAYS
Emco's Commitment

Emco Limited Comments on Earnings Outlook

LONDON, Ontario (February 25, 2002) – Emco Limited [Toronto: EML; Nasdaq: EMLTF] President and Chief Executive Officer Douglas E. Speers, in his address to investors during a conference call today, made the following comments regarding the Company's earnings outlook:

"In 2002, management is forecasting earnings per share for Emco Limited to be in the range of $0.80 to $0.90 on a diluted basis. If expectations change, we will continue to update this forecast."

Emco Limited is one of Canada's leading distributors and manufacturers of building products for the residential, commercial and industrial construction markets.

For further information please contact:

Gordon E. Currie
Vice President, Treasurer & CFO
(519-645-3905)

Daniel J. Boyd
Director, Investor Relations & Tax
(519-645-3911)

www.emcoltd.com

Forward looking statements contained in this news release are made based on management's expectations and beliefs concerning future events and therefore involve risks and uncertainties. Actual results could differ materially from those expressed or implied.

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Phone (519) 645-3900 620 Richmond Street, P.O. Box 5252, London, Ontario, Canada N6A 4L6 Fax (519) 645-2465

Emco Limitée commente sur les perspectives à l'égard de son bénéfice

LONDON (Ontario), le 25 février 2002 – le président et chef de la direction d'Emco Limitée [Toronto: EML; Nasdaq: EMLTF], Douglas E. Speers, dans son allocution aux investisseurs durant une conférence téléphonique tenue aujourd'hui, a exprimé les remarques suivantes quant aux perspectives de bénéfice de la société :

« En 2002, la direction prévoit un bénéfice dilué par action pour Emco Limitée de 0,80 \$ à 0,90 \$. Si ces attentes changent, nous tiendrons ces projections à jour régulièrement. »

Emco Limitée est un chef de file canadien dans la distribution et la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel.

Pour tous renseignements complémentaires, prière de communiquer avec :

Gordon E. Currie
Vice-président, trésorier et
directeur des services financiers
(519) 645-3905

Daniel J. Boyd
Directeur, relations avec les investisseurs
et fiscalité
(519) 645-3911

www.emcoltd.com

Les projections d'avenir exprimées dans le présent communiqué de presse sont fondées sur les attentes et les opinions de la direction concernant des événements futurs et comportent par conséquent des risques et des incertitudes. Les résultats réels pourraient différer de façon appréciable des résultats exprimés ou implicites.

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